Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present Liberty Media Corporation’s (“Liberty” or the “Company”) assets and liabilities as of March 31, 2025 and revenue, expenses and cash flows for the three months ended March 31, 2025 and 2024. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Liberty Formula One Group (the “Formula One Group”), the Liberty Live Group and the Liberty SiriusXM Group (prior to the Liberty Sirius XM Holdings Split-Off, as defined in note 1), respectively. The financial information should be read in conjunction with our condensed consolidated financial statements for the three months ended March 31, 2025 included in this Quarterly Report on Form 10-Q.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Formula One Group, the Liberty Live Group and the Liberty SiriusXM Group (prior to the Liberty Sirius XM Holdings Split-Off, as defined in note 1), our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty Formula One common stock and Liberty Live common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Formula One common stock and Liberty Live common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Formula One Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2025	2024

	amounts in millions
Cash and cash equivalents	$2,833	2,631
Investments in affiliates, accounted for using the equity method	$31	33
Goodwill	$4,134	4,134
Intangible assets subject to amortization, net	$2,632	2,689
Total assets	$12,086	11,759
Long-term debt, including current portion	$2,982	2,992
Attributed net assets	$7,411	7,388

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2025	2024

	amounts in millions
Revenue	$447	587
Cost of Formula 1 revenue	$(286)	(279)
Selling, general and administrative expense (1)	$(100)	(91)
Operating income (loss)	$(67)	95
Interest expense	$(48)	(55)
Share of earnings (losses) of affiliates, net	$(3)	(3)
Realized and unrealized gains (losses) on financial instruments, net	$82	48
Income tax (expense) benefit	$24	(23)
Earnings (loss) attributable to Liberty stockholders	$22	77
(1)	Includes stock-based compensation of $2 million and $12 million for the three months ended March 31, 2025 and 2024, respectively.

Liberty Live Group

Summary Balance Sheet Data:

	March 31,	December 31,
	2025	2024

	amounts in millions
Cash and cash equivalents	$314	325
Investments in affiliates, accounted for using the equity method	$479	458
Total assets	$1,231	1,223
Long-term debt, including current portion	$1,582	1,556
Attributed net assets	$(374)	(359)

Summary Statement of Operations Data:

	Three months ended
	March 31,
	2025	2024
Selling, general and administrative expense (1)	$(4)	(2)
Operating income (loss)	$(4)	(2)
Share of earnings (losses) of affiliates, net	$4	(21)
Income tax (expense) benefit	$5	20
Earnings (loss) attributable to Liberty stockholders	$(17)	(73)
(1)	Includes stock-based compensation expense of zero and $1 million for the three months ended March 31, 2025 and 2024, respectively.

BALANCE SHEET INFORMATION

March 31, 2025

(unaudited)

	Attributed (note 1)
		Liberty
	Formula One	Live	Inter-Group	Consolidated
	Group	Group	Eliminations	Liberty

	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$2,833	314	—	3,147
Trade and other receivables, net	143	1	—	144
Other current assets	376	—	—	376
Total current assets	3,352	315	—	3,667
Investments in affiliates, accounted for using the equity method (note 1)	31	479	—	510

Property and equipment, at cost	1,039	—	—	1,039
Accumulated depreciation	(214)	—	—	(214)
	825	—	—	825

Goodwill	4,134	—	—	4,134
Intangible assets subject to amortization, net	2,632	—	—	2,632
Deferred income tax assets	600	220	(32)	788
Other assets	512	217	—	729
Total assets	$12,086	1,231	(32)	13,285

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$330	—	—	330
Current portion of debt	30	—	—	30
Deferred revenue	1,009	—	—	1,009
Financial instrument liabilities	30	—	—	30
Other current liabilities	47	—	—	47
Total current liabilities	1,446	—	—	1,446
Long-term debt (note 1)	2,952	1,582	—	4,534
Other liabilities	277	1	(32)	246
Total liabilities	4,675	1,583	(32)	6,226
Equity / Attributed net assets	7,411	(374)	—	7,037
Noncontrolling interests in equity of subsidiaries	—	22	—	22
Total liabilities and equity	$12,086	1,231	(32)	13,285

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2025

(unaudited)

	Attributed (note 1)
		Liberty
	Formula One	Live	Consolidated
	Group	Group	Liberty

	amounts in millions
Revenue:
Formula 1 revenue	$400	—	400
Other revenue	47	—	47
Total revenue	447	—	447
Operating costs and expenses:
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	286	—	286
Other cost of sales	39	—	39
Other operating expenses	1	—	1
Selling, general and administrative, including stock-based compensation (note 2)	100	4	104
Acquisition costs	11	—	11
Depreciation and amortization	77	—	77
	514	4	518
Operating income (loss)	(67)	(4)	(71)
Other income (expense):
Interest expense	(48)	(7)	(55)
Share of earnings (losses) of affiliates, net	(3)	4	1
Realized and unrealized gains (losses) on financial instruments, net	82	(17)	65
Other, net	34	2	36
	65	(18)	47
Earnings (loss) before income taxes	(2)	(22)	(24)
Income tax (expense) benefit	24	5	29
Net earnings (loss)	22	(17)	5
Less net earnings (loss) attributable to the noncontrolling interests	—	—	—
Net earnings (loss) attributable to Liberty stockholders	$22	(17)	5

STATEMENT OF OPERATIONS INFORMATION

Three months ended March 31, 2024

(unaudited)

	Attributed (note 1)
		Liberty	Liberty
	Formula One	Live	SiriusXM	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Revenue:
Formula 1 revenue	$550	—	—	550
Other revenue	37	—	—	37
Total revenue	587	—	—	587
Operating costs and expenses:
Cost of Formula 1 revenue (exclusive of depreciation shown separately below)	279	—	—	279
Other cost of sales	26	—	—	26
Other operating expenses	1	—	—	1
Selling, general and administrative, including stock-based compensation (note 2)	91	2	—	93
Acquisition costs	9	—	—	9
Depreciation and amortization	86	—	—	86
	492	2	—	494
Operating income (loss)	95	(2)	—	93
Other income (expense):
Interest expense	(55)	(7)	—	(62)
Share of earnings (losses) of affiliates, net	(3)	(21)	—	(24)
Realized and unrealized gains (losses) on financial instruments, net	48	(69)	—	(21)
Other, net	15	6	—	21
	5	(91)	—	(86)
Earnings (loss) from continuing operations before income taxes	100	(93)	—	7
Income tax (expense) benefit	(23)	20	—	(3)
Net earnings (loss) from continuing operations	77	(73)	—	4
Net earnings (loss) from discontinued operations	—	—	241	241
Net earnings (loss)	77	(73)	241	245
Less net earnings (loss) attributable to the noncontrolling interests	—	—	42	42
Net earnings (loss) attributable to Liberty stockholders	$77	(73)	199	203

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2025

(unaudited)

	Attributed (note 1)
		Liberty
	Formula One	Live	Consolidated
	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$22	(17)	5
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	77	—	77
Stock-based compensation	2	—	2
Share of (earnings) loss of affiliates, net	3	(4)	(1)
Realized and unrealized (gains) losses on financial instruments, net	(82)	17	(65)
Deferred income tax expense (benefit)	(25)	(4)	(29)
Other, net	(1)	1	—
Changes in operating assets and liabilities
Current and other assets	(143)	—	(143)
Payables and other liabilities	538	(3)	535
Net cash provided (used) by operating activities	391	(10)	381
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(5)	(1)	(6)
Cash (paid) received for acquisitions, net of cash acquired	(131)	—	(131)
Capital expended for property and equipment, including internal-use software and website development	(33)	—	(33)
Other investing activities, net	(11)	—	(11)
Net cash provided (used) by investing activities	(180)	(1)	(181)
Cash flows from financing activities:
Repayments of debt	(6)	—	(6)
Other financing activities, net	(7)	—	(7)
Net cash provided (used) by financing activities	(13)	—	(13)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	4	—	4
Net increase (decrease) in cash, cash equivalents and restricted cash	202	(11)	191
Cash, cash equivalents and restricted cash at beginning of period	2,638	325	2,963
Cash, cash equivalents and restricted cash at end of period	$2,840	314	3,154

STATEMENT OF CASH FLOWS INFORMATION

Three months ended March 31, 2024

(unaudited)

	Attributed (note 1)
		Liberty	Liberty
	Formula One	Live	SiriusXM	Consolidated
	Group	Group	Group	Liberty

	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$77	(73)	241	245
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Net (earnings) loss from discontinued operations	—	—	(241)	(241)
Depreciation and amortization	86	—	—	86
Stock-based compensation	12	1	—	13
Share of (earnings) loss of affiliates, net	3	21	—	24
Realized and unrealized (gains) losses on financial instruments, net	(48)	69	—	21
Deferred income tax expense (benefit)	9	(18)	—	(9)
Intergroup tax allocation	(27)	(2)	—	(29)
Other, net	2	—	—	2
Changes in operating assets and liabilities
Current and other assets	(90)	(3)	—	(93)
Payables and other liabilities	116	(4)	—	112
Net cash provided (used) by operating activities	140	(9)	—	131
Cash flows from investing activities:
Investments in equity method affiliates and debt and equity securities	(1)	—	—	(1)
Cash (paid) received for acquisitions, net of cash acquired	(205)	—	—	(205)
Capital expended for property and equipment, including internal-use software and website development	(27)	—	—	(27)
Other investing activities, net	(63)	—	—	(63)
Net cash provided (used) by investing activities	(296)	—	—	(296)
Cash flows from financing activities:
Repayments of debt	(10)	—	—	(10)
Other financing activities, net	(1)	2	—	1
Net cash provided (used) by financing activities	(11)	2	—	(9)
Net cash provided (used) by discontinued operations:
Cash provided (used) by operating activities	—	—	264	264
Cash provided (used) by investing activities	—	—	(354)	(354)
Cash provided (used) by financing activities	—	—	(73)	(73)
Net cash provided (used) by discontinued operations	—	—	(163)	(163)
Net increase (decrease) in cash, cash equivalents and restricted cash	(167)	(7)	(163)	(337)
Cash, cash equivalents and restricted cash at beginning of period	1,408	305	315	2,028
Cash, cash equivalents and restricted cash at end of period	$1,241	298	152	1,691

Notes to Attributed Financial Information (Continued)

(unaudited)

(1)	A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole.

On August 3, 2023, the Company reclassified its then-outstanding shares of common stock into three new tracking stocks — Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provided for the attribution of the businesses, assets and liabilities of the Company’s remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group (the “Reclassification”). As a result of the Reclassification, each then-outstanding share of Liberty SiriusXM common stock was reclassified into one share of the corresponding series of new Liberty SiriusXM common stock and 0.2500 of a share of the corresponding series of Liberty Live common stock and each outstanding share of Liberty Formula One common stock was reclassified into one share of the corresponding series of new Liberty Formula One common stock and 0.0428 of a share of the corresponding series of Liberty Live common stock.

On September 9, 2024, Liberty completed the split-off (the “Liberty Sirius XM Holdings Split-Off”) of its wholly owned subsidiary, Liberty Sirius XM Holdings Inc. (“Liberty Sirius XM Holdings”). The Liberty Sirius XM Holdings Split-Off was accomplished through the redemption by the Company of each outstanding share of Liberty SiriusXM common stock in exchange for 0.8375 of a share of Liberty Sirius XM Holdings common stock, with cash paid in lieu of fractional shares. Liberty Sirius XM Holdings was comprised of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately prior to the Liberty Sirius XM Holdings Split-Off. The Liberty Sirius XM Holdings Split-Off was intended to be tax-free to holders of Liberty SiriusXM common stock (except with respect to cash received in lieu of fractional shares).

Liberty Sirius XM Holdings is presented as a discontinued operation in the Company’s condensed consolidated financial statements as the Liberty Sirius XM Holdings Split-Off represents a strategic shift that had a major effect on the Company’s operations and financial results.

While the Formula One Group and Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Live Nation Entertainment, Inc. (“Live Nation”), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group, the Liberty Live Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

As of March 31, 2025, the Formula One Group was primarily comprised of Liberty’s interests in Formula 1 and QuintEvents, LLC (“QuintEvents”), cash and Liberty’s 2.25% Convertible Senior Notes due 2027. As of March 31, 2025, the Formula One Group had cash and cash equivalents of approximately $2,833 million, which included $1,617 million of subsidiary cash.

As of March 31, 2025, the Liberty Live Group was primarily comprised of Liberty’s interest in Live Nation, cash, other minority investments, Liberty’s 2.375% Exchangeable Senior Debentures due 2053 and an undrawn margin loan.

Prior to the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM common stock was intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group. At the time of the Liberty Sirius XM Holdings Split-Off, the Liberty SiriusXM Group was comprised of Liberty’s interest in Sirius XM Holdings, corporate cash, Liberty’s 3.75% Convertible Senior Notes due 2028, Liberty’s 2.75% Exchangeable Senior Debentures due 2049 and a margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As previously disclosed, Liberty Sirius XM

Notes to Attributed Financial Information (Continued)

(unaudited)

Holdings is presented as a discontinued operation in the Company’s condensed consolidated financial statements.

On March 29, 2024, the Company agreed, subject to certain conditions, to acquire approximately 86% of the equity interests in Dorna Sports, S.L. for a purchase price of approximately €3.0 billion, to be funded with cash. The Company entered into foreign currency forward contracts for close to the full purchase price. In December 2024, the European Commission notified the Company that a Phase II investigation would occur, extending regulatory review beyond December 31, 2024. The Company agreed to pay €126 million to the sellers to extend the longstop date to June 30, 2025 in order to accommodate the Phase II investigation. The €126 million is considered prepaid purchase consideration and is included in other assets in the Company’s condensed consolidated balance sheet as of March 31, 2025 and December 31, 2024. During the three months ended March 31, 2025, the Company extended a portion of the foreign currency forward contracts through the extended longstop date.

On November 13, 2024, the Company announced that it is pursuing a plan to split-off the Liberty Live Group (the “Liberty Live Split-Off”). Immediately prior to the Liberty Live Split-Off, QuintEvents would be reattributed from the Formula One Group to the Liberty Live Group in exchange for certain private assets and cash. The Liberty Live Split-Off would be effected through the redemption of Liberty Live common stock in exchange for common stock of a newly formed company, Liberty Live Holdings, Inc. The Company would redeem each outstanding share of its Series A, Series B and Series C Liberty Live common stock for one share of the corresponding series of common stock of Liberty Live Holdings, Inc. As a result of the Liberty Live Split-Off, the Company and Liberty Live Holdings, Inc. would be separate publicly traded companies, and the Company’s outstanding common stock, the Liberty Formula One common stock, would no longer be a tracking stock. The Liberty Live Split-Off is subject to various conditions including, among other things, shareholder approval and the receipt of an opinion of tax counsel. The Liberty Live Split-Off is intended to be tax-free to stockholders of the Company.

For information relating to investments in affiliates accounted for using the equity method and debt, see notes 7 and 8, respectively, of the Company’s condensed consolidated financial statements.

(2)	Cash compensation expense for our corporate employees is allocated among the Formula One Group and Liberty Live Group and was allocated to the Liberty SiriusXM Group prior to the Liberty Sirius XM Holdings Split-Off, based on the estimated percentage of time spent providing services for each group. On an annual basis, estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(3)	The intergroup balance at March 31, 2025 and December 31, 2024 is primarily a result of timing of tax benefits.
(4)	The Liberty Formula One common stock and Liberty Live common stock have voting and conversion rights under our restated charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are entitled to 1/100th of a vote per share in certain limited cases and otherwise not entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty Formula One common stock, or only Series A and Series B Liberty Live common stock.

Notes to Attributed Financial Information (Continued)

(unaudited)

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another group.